Exhibit 99.1

Orion Engineered Carbons Announces Investment in Acetylene Carbon Black to Drive Technological Strength in Batteries and Other Premium Segments

LUXEMBOURG--(BUSINESS WIRE)--Orion Engineered Carbons S.A. (NYSE:OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that it has reached an agreement to acquire Acetylene Carbon Black manufacturer Société du Noir d'Acétylène de l'Aubette, SAS [SN2A] from LyondellBasell Industries Holdings B.V. and its French affiliate. SN2A was founded in 1987 and is headquartered at Berre l'Etang, near Marseille, France.

Acetylene Black is an ultra-pure premium Specialty Carbon Black distinguished by its high electrical and thermal conductivity. Lithium-ion batteries and high-end electrical cables are key applications for this material.

“SN2A brings us a skilled team, proven technology and an operating plant. With this platform we are going to significantly strengthen our capabilities in the lithium-ion battery market and broaden our position in other attractive markets,” said Corning F. Painter, Chief Executive Officer of Orion Engineered Carbons. “This bolt-on acquisition is a perfect fit with Orion’s focus on Specialty Carbon Blacks.  We look forward to welcoming the SN2A team to Orion and bringing Acetylene Black into our portfolio.”

The agreement with LyondellBasell includes provisions for a secured long-term feedstock supply. Orion plans to strengthen production capabilities at the Berre l’Etang facility.

The transaction closed on October 31, 2018.

Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 13 global production sites and four Applied Technology Centers. The group has approximately 1,409 employees worldwide. For more information visit our website www.orioncarbons.com.

Forward-Looking Statements
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